April 7, 2011

Mr. Donald E. Field
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 5
Washington, D.C. 20549-3561

Re:          Ruby Tuesday, Inc.
                Form 10-K for the Fiscal Year Ended June 1, 2010
                Filed August 2, 2010
                File No. 001-12454

Dear Mr. Field:

Ruby Tuesday, Inc. (the “Company” or “we”) received the Staff’s comment letter dated March 30, 2011 with respect to the above-referenced filing.  Our response to the Staff’s comment is set forth below.  For ease of reference, our response sets forth below the full text of the correlative Staff comment.

Form 10-K for the Fiscal Year Ended June 1, 2010

Exhibits 31.1 and 31.2

1.           We note that in paragraph 4(d) of the certifications required by Exchange Act Rule 13a-14(a) that in each certification the language “(the registrant’s fourth fiscal quarter in the case of an annual report)” has been deleted.  In future filings, the certifications should be revised to track the language exactly as set forth in Item 601(b)(31) of Regulation S-K.

We confirm that, in future filings, we will ensure that our certification language will track exactly the language as set forth in Item 601(b)(31) of Regulation S-K.

We acknowledge that we are responsible for the accuracy and the adequacy of the disclosure in the filing.

We acknowledge that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.

We acknowledge that we may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

**********

Securities and Exchange Commission
April 7, 2011

Please do not hesitate to contact me at (865) 379-5700 with any questions or comments.

Sincerely,

/s/ Marguerite N. Duffy
Marguerite N. Duffy
Senior Vice President, Chief Financial Officer
and Principal Accounting Officer

cc:           Scarlett May, Vice President, General Counsel and Secretary